Exhibit to Accompany
Item 77J
FORM N-SAR
THE MARSICO INVESTMENT FUND
(the "Funds")

In accordance with the provisions of Statement of Position 93-2, "Determination, Disclosure and Financial Statement Presentation of Income, Capital Gains and Return of Capital Distributions by Investment Companies," the Funds are required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). Each Fund may periodically make reclassifications among certain of its capital accounts as a result of the timing and characterization of certain income and capital gains distributions determined in accordance with federal tax regulations, which may differ from GAAP. These reclassifications are due to differing treatment for items such as deferral of wash sales, foreign currency transactions, net operation losses and post-October capital losses. Accordingly, at March 31, 2002, reclassifications (in thousands) were recorded to decrease paid-in-capital by $9,803, $2,652, $299 and $82, decrease net investment loss by $5,251, $1,914, $304 and $64, and increase(decrease) accumulated net realized gain (loss) on foreign currency transactions by $4,552, $738, $(5), and $18 for the Focus, Growth, 21st Century and International
Opportunities Funds, respectively.

These reclassifications have no impact on the net asset values of the Funds and are designed to present the Funds' capital accounts on a tax basis.